

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

<u>Via Email</u>
Mr. Paul R. Bechet
Senior Vice President, Treasurer and Chief Financial Officer
Brookline Bancorp, Inc.
160 Washington Street
Brookline, Massachusetts 02447-0469

      Re: Brookline Bancorp, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              Form 10-K/A for the Fiscal Year Ended December 31, 2010
              Filed June 2, 2011
              Form 10-K/A for the Fiscal Year Ended December 31, 2010
              Filed July 13, 2011
              File No. 000-23695

Dear Mr. Bechet:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Kathryn McHale

                  Kathryn McHale
                  Senior Attorney